Exhibit 3.9

CERTIFICATE OF ACTION WITHOUT MEETING

          The undersigned, being all of the Directors of VMH VideoMovieHouse.com, Inc., a British Columbia corporation, (the "Company") do hereby consent and agree to the adoption of the following resolution;

          RESOLVED, that the Company revise its September 20, 2001 resolution to split its outstanding shares of common stock on the basis of 14,00,000 shares for each one share outstanding to 14,400,000 to for each one share outstanding.

          The foregoing resolution was unanimously adopted by the Board of Directors of the Company on the 30th day of March 2002. Action was taken pursuant to applicable British Columbia law which provides that such action which might be taken at a meeting of the Board of Directors may be taken without a meeting if a record thereof be made in writing and signed by all of the members of the Board of Directors.

/s/ Cal Kantonen
Calvin Kantonen
Chairman of the Board of Directors